

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2023

Jeffrey Wong Kah Mun
Chief Executive Officer
Winvest Group Ltd
50 West Liberty Street, Suite 880
Reno, NV 89501

> **Re: Winvest Group Ltd**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed June 5, 2023**
> **File No. 333-267006**

Dear Jeffrey Wong Kah Mun:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-1 Filed June 5, 2023

Cover Page

1. Please identify by name on the prospectus cover page the over-the-counter market where your securities are quoted.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 26

2. Please revise to reflect your results for the interim period ended March 31, 2023. Refer to Item 303(c) of Regulation S-K.

Our Business, page 34

3.   We note that in response to comment 2, you removed the disclosure that addresses your competitive position in the industry. Item 104(h)(4)(iv) requires, to the extent material, a description of competitive business conditions and your competitive position in the industry and methods of competition. Please revise to include such disclosure or tell us why you are not required to do so.

Security Ownership of Certain Beneficial Owners and Management, page 51

4.   We note that you provide beneficial ownership information as of December 31, 2022. Please revise to update this information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Certain Relationships and Related Transactions, page 52

5.   We note your amended disclosure in response to comment 4. Specifically, we note that you removed disclosure of related party transactions in the year ended December 31, 2021. Please revise to include the required information for the last two fiscal years. Refer to Instruction 2 to Item 404(d) of Regulation S-K. Additionally, please revise to include the approximate dollar value of the amount involved in the transaction, or confirm that the amounts due as of December 31, 2022 equal such amounts. Refer to Item 404(d)(1) of Regulation S-K and Item 404(a)(3) of Regulation S-K.

Consolidated Financial Statements of Winvest Group Ltd.
Report of Independent Registered Public Accounting Firm, page F-39

6.   We reissue comment 6 as the financial statements you present for December 31, 2021 only cover the seven-month transition then ended, rather than the full year referenced in the auditor's report. Please obtain and file an audit report that addresses the periods consistent with the financial statements presented.

Interim Period Financial Statements of Winvest Group LTD.
Noted to Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-59

7.   Please provide a more fulsome revenue recognition accounting policy that discloses information about (i) your performance obligation(s) with customers, (ii) significant judgments made in recognizing revenue, (iii) determining the timing of satisfaction of performance obligations (including methods used to recognize revenue) and (iv) determining the transaction price and the amounts allocated to performance obligations. Refer to ASC 606-10-50-12, 17, 18, 19, and 20.

Exhibits

8.   We note the auditor's consent provided as Exhibit 23 only references the auditor's report dated April 14, 2023 relating to the financial statements of Winvest Group Ltd as of December 31, 2022 and 2021. Please obtain and file a consent that addresses each period for which an audit report is included in the filing for this entity.

     You may contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.

                                                      Sincerely,

                                                      Division of Corporation Finance
                                                      Office of Trade & Services

cc: Matt McMurdo